Involved, Inc.

Statement of Changes in Shareholders' Equity

From March 2, 2017 (Inception) to June 30, 2017

(Unaudited)

	Common Stock		Retained Earnings
	Shares	Amount	
Balance, April 6, 2017 (Inception)	-	$ -	$ -
Issuance of shares	4,454,944	445	
Net income			4,395
Balance, June 30, 2017	4,454,944	$ 445	$ 4,395

Total Shareholders' Equity
$ -
445
4,395
$ 4,840